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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3 )*

MAIN STREET RESTAURANT GROUP, INC.
(Name of Issuer)
COMMON STOCK, PAR VALUE $.001
(Title of Class of Securities)
560345308
(CUSIP Number)
BRADFORD L. HONIGFELD
78 OKNER PARKWAY
LIVINGSTON, NJ 07039

COPY TO:
BLAKE HORNICK, ESQ.
PRYOR CASHMAN SHERMAN & FLYNN LLP
410 PARK AVENUE
NEW YORK, NY 10022
(212) 326-0133
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
JUNE 28, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	560345308

1	NAMES OF REPORTING PERSONS: Bradford L. Honigfeld

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

BK and OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		100(1)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		100(1)

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

100(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

100%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

(1)	Amounts reported are as of June 30, 2006 after giving effect to the Offer and Merger described under Item 4.

CUSIP No.	560345308

1	NAMES OF REPORTING PERSONS: Briad Main Street, Inc.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
20-4870174

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

BK and OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		100(1)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		100(1)

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

100(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

100%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

(1)	Amounts reported are as of June 30, 2006 after giving effect to the Offer and Merger described under Item 4.

CUSIP No.	560345308

1	NAMES OF REPORTING PERSONS: Main Street Acquisition Corporation

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
20-3619906

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

BK and OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		0(1)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0(1)

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

0(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

(1)	Amounts reported are as of June 30, 2006 after giving effect to the Offer and Merger described under Item 4.

INTRODUCTORY STATEMENT
     This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on April 29, 2005 (the “Schedule 13D”), as amended by Amendment No. 1 thereto filed with the SEC on October 12, 2005 (“Amendment No. 1”) and Amendment No. 2 thereto filed with the SEC on May 23, 2006 (“Amendment No. 2”), by Mr. Bradford L. Honigfeld, Briad Main Street, Inc. (“BMS”), and Main Street Acquisition Corporation (“MSAC”), with respect to the common stock, par value $.001 per share (the “Common Stock”), of Main Street Restaurant Group, Inc., a Delaware corporation (the “Issuer”). MSAC is a wholly owned subsidiary of BMS, which is wholly owned by Mr. Honigfeld, the owner, developer and operator, through affiliated entities, of fast-food restaurants (Wendy’s), casual dining restaurants (T.G.I. Friday’s) and limited service hotels.
     This Amendment No. 3 is being filed to report MSAC’s completion of a cash tender offer for all of the outstanding shares of Common Stock not owned by BMS and MSAC and the merger of MSAC with and into the Issuer. In accordance with Securities Exchange Act Release No. 39538 (January 12, 1998), this Amendment No. 3 reports all of the securities indirectly beneficially owned by Mr. Honigfeld which are now directly beneficially owned by BMS after giving effect to the transactions contemplated by the Offer and the Merger.
     All capitalized terms used but not otherwise defined in this Amendment No. 3 shall have the meanings ascribed thereto in the Schedule 13D, as supplemented by Amendment No. 1 and Amendment No. 2. Other than as set forth herein, there has been no material change in the information set forth in Items 1 through 7 of the Schedule 13D.
ITEM 4. PURPOSE OF TRANSACTION.
     Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:
     At 12:00 midnight, New York City time, on Wednesday, June 28, 2006, the Offer expired, as scheduled. A total of 14,123,083 Shares, or approximately 82% of the outstanding Shares, were validly tendered in the Offer and not withdrawn (including 61,200 Shares tendered pursuant to guaranteed delivery procedures) and were accepted for payment by MSAC. In addition, BMS, MSAC, and Mr. Honigfeld beneficially owned a total of 2,260,802 Shares as of June 28, 2006, or approximately 13.1% of the outstanding Shares, so that an aggregate of approximately 95% of the outstanding Shares had been tendered in the Offer or were held by BMS, MSAC, and Mr. Honigfeld. On June 29, 2006, BMS and the Issuer issued a joint press release announcing the final results of the Offer, a copy of which is filed herewith as Exhibit 99.1.
     On June 30, 2006, the Offer and Merger were completed. The aggregate purchase price paid by Mr. Honigfeld, BMS, and MSAC in connection with the completion of the Offer and Merger was $105,592,555.67, consisting of:
(1)	$90,387,731.20 as consideration for the 14,123,083 tendered shares;

(2)	$6,637,789.08 as consideration for the cancellation of outstanding options to purchase Common Stock with an exercise price less than $6.40 per share;

(3)	$1,970,929.05 as consideration for the cancellation of outstanding warrants to purchase Common Stock with an exercise price less than $6.40 per share;

(4)	$827,852.69 as consideration for the cancellation of outstanding restricted stock units;

(5)	$339,191.25 paid to Mr. Bart A. Brown, Jr. pursuant to the Purchase Agreement and Letter Agreement with Mr. Brown; and

(6)	$5,429,062.40 as the aggregate consideration for the 848,291 shares of Common Stock not tendered in the Offer, each of which shares was converted into the right to receive $6.40 in cash in connection with the Merger.
     Pursuant to the Merger, all issued and outstanding shares of Common Stock owned or acquired in the Offer by Mr. Honigfeld, BMS, and MSAC were cancelled, each of the 848,291 shares of Common Stock not tendered in the Offer was converted into the right to receive $6.40 in cash, and all 100 issued and outstanding shares of MSAC common stock were converted into 100 shares of Common Stock of the Issuer, representing 100% of the issued and outstanding shares of Common Stock of the Issuer after giving effect to the transactions contemplated by the Offer and Merger.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
     Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:
     (a) Pursuant to the Merger, all issued and outstanding shares of Common Stock owned or acquired in the Offer by Mr. Honigfeld, BMS, and MSAC were cancelled, each of the 848,291 shares of Common Stock not tendered in the Offer was converted into the right to receive $6.40 in cash, and all 100 issued and outstanding shares of MSAC common stock were converted into 100 shares of Common Stock of the Issuer, representing 100% of the issued and outstanding shares of Common Stock of the Issuer after giving effect to the transactions contemplated by the Offer and Merger.
     (b) Mr. Honigfeld has sole power to vote and to dispose of all 100 shares of Common Stock.
     (c) None.
     (d) Inapplicable.
     (e) Inapplicable.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
99.1	Joint Press Release issued by Main Street Restaurant Group, Inc. and Briad Main Street, Inc. on June 29, 2006.

SIGNATURES
After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: July 6, 2006	/s/ Bradford L. Honigfeld

Bradford L. Honigfeld

BRIAD MAIN STREET, INC.

Dated: July 6, 2006	By:	/s/ Bradford L. Honigfeld

Bradford L. Honigfeld President

MAIN STREET ACQUISITION CORPORATION

Dated: July 6, 2006	By:	/s/ Bradford L. Honigfeld

Bradford L. Honigfeld President